Exhibit 1

                  27 July 2017
BRITISH AMERICAN TOBACCO p.l.c.
HALF–YEAR REPORT TO 30 JUNE 2017

A GOOD PERFORMANCE WITH STRONG STRATEGIC MOMENTUM

KEY FINANCIALS	2017		2016	Change
Six Months Results–unaudited	Current	Constant		Current	Constant
	rates	rates		rates	rates
Revenue	£7,717m	£6,901m	£6,669m	+15.7%	+3.5%
Adjusted revenue*	£7,648m	£6,838m	£6,669m	+14.7%	+2.5%
Profit from operations	£2,574m	£2,295m	£2,213m	+16.3%	+3.7%
Adjusted profit from operations*	£2,841m	£2,531m	£2,452m	+15.8%	+3.2%
Basic earnings per share	121.8p		143.8p	–15.3%
Adjusted diluted earnings per share*	134.4p	118.0p	111.1p	+21.0%	+6.2%
Interim dividend per share	56.5p		51.3p	+10.1%
*The non–GAAP measures, including adjusting items and constant currencies, are further discussed on page 21 and 22.

HALF–YEAR HIGHLIGHTS
•
Revenue, at current rates of exchange, was 15.7% higher than the same period last year, reflecting the translational foreign exchange tailwind due to the relative weakness of sterling. Adjusted revenue, adjusted for excise on goods bought in from third parties, was up 2.5% at constant rates of exchange.

•	Profit from operations, at current rates of exchange, was 16.3% higher at £2,574 million.
•
Adjusted profit from operations, at current rates of exchange, grew 15.8%. At constant rates of exchange, adjusted profit from operations was up 3.2% at £2,531 million. Excluding the adverse transactional impact of foreign exchange, the increase would have been approximately 6%.

•	Adjusted operating margin was ahead of prior year by 30 basis points (bps) at 37.1%.
•
Basic earnings per share were 15.3% lower at 121.8p (2016: 143.8p) due to the impact in 2016 of the sale by Reynolds American Inc. (“Reynolds”) of the international brand rights to Natural American Spirit.

•	Adjusted diluted earnings per share, at current rates of exchange, were 21.0% higher at 134.4p and, at constant rates, were up 6.2%.
•	The Group’s cigarette market share[1] in its Key Markets[2] continued to grow, up 30 bps, driven by the Global Drive Brands (“GDBs”) which were higher by 50 bps.
•
Group cigarette volume was 314 billion, 5.6% down against a strong prior year comparator, with the GDB volume down 1.3%. Excluding Pakistan, which was impacted by stock movements ahead of an excise-led price increase and the subsequent market contraction, volume declined 2.6%, with the GDBs up 2.6%.

•
Continued excellent performance in Next Generation Products (“NGPs”), with our Tobacco Heating Product (“THP”), glo, reaching an estimated 8% market share in Sendai, Japan. Early progress in other launch markets is above expectations. In vapour, the Group continued to cement its leadership position in Europe.

•
The acquisition of Reynolds was completed on 25 July 2017, for a total consideration estimated, at the date of closure, at £41.7 billion for the remaining 57.8% of Reynolds not already owned by the Group.

•
The Board has declared an interim dividend of 56.5p, being one third of the total 2016 dividend, a 10% increase on last year. This will be paid on 28 September 2017. As announced on 26 April 2017, the Group will move to quarterly dividends from 1 January 2018.

1 Key Market offtake share, as measured by independent retail audit.    2 The Group’s Key Markets represent over 70% of the Group’s cigarette volume.
Richard Burrows, Chairman, commenting on the 6 months ended 30 June 2017
“These are exciting times for the Group. In the first six months of 2017, the combustible business continued to perform well, against the backdrop of a strong volume comparator. The performance of glo continues to exceed expectations, with new market launches showing encouraging early signs. The Group is the largest vapour company in the world and the successful completion of the Reynolds acquisition bolsters our leading position in both NGPs and combustibles. We remain confident of delivering another year of good earnings growth at constant rates of exchange.”

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG
Registered in England and Wales no. 3407696

CHIEF EXECUTIVE’S REVIEW
Performance in line with expectations
The performance of the Group in the first six months of the year is in line with expectations and demonstrates the good organic progress we are making. The relative weakness of sterling led to a significant tailwind on our reported results, with revenue 15.7% higher and profit from operations up 16.3% at current rates of exchange. Excluding the translational tailwind and the adjusting items, adjusted revenue and adjusted profit from operations were both up, 2.5% and 3.2% respectively at constant rates of exchange.

The growth in adjusted revenue was due to a strong price mix and to the increased contribution from both our NGP business and the acquisitions in the period. The growth in adjusted profit from operations led to an increase in adjusted operating margin of 30 bps.

As anticipated, the performance of the Group to date reflects a strong prior year volume comparator due to the timing of shipments in a number of key markets, principally Pakistan. Cigarette market share in our Key Markets continues to grow, up 30 bps, driven by the GDBs (up 50 bps). Group cigarette volume was 5.6% down and GDB volume was lower by 1.3%. Excluding, in Pakistan, the effect of inventory movements and market contraction, cigarette volume fell 2.6% with GDB volume up 2.6%.

Next Generation Products
Good progress in our NGP business has been made in the first half of the year and we are now present in 15 markets worldwide with our vapour products and THP.

In the Japanese city of Sendai, glo continues to perform exceptionally well, reaching an estimated 8% share and with one in three smokers in Sendai having purchased glo. We have recently expanded our coverage to Tokyo, Miyagi and Osaka and national rollout in Japan is planned for October 2017. While it remains early days, the initial results in Tokyo are excellent, with performance ahead of Sendai over the same period. We are also now present in Canada (Vancouver) and nationally in Switzerland, with very encouraging early signs.

To support our on–going glo expansion plans, and to meet the increasing demand, investment in Neostik production capacity is taking place in South Korea and Russia.

We are the largest vapour company in the world, with market leadership in the US, through Vuse, and in Poland and the UK, with the latter driven by the two fastest growing vapour brands in the market, Vype and Ten Motives. Vype is now present in 10 markets and, whilst still immaterial in the context of the Group, our European vapour business grew with turnover up strongly against the same period last year.

Completed acquisition of Reynolds
I am delighted that we completed the deal to acquire the remaining balance of Reynolds shares on 25 July 2017. The integration of the two companies is now underway and work has already begun to realise the projected cost synergies. As we have previously said, the acquisition creates a stronger, global tobacco and NGP company committed to delivering sustained long-term profit growth and returns. As a result of the deal, the enlarged group has a balanced presence in high growth emerging markets and high profitability developed markets, combined with direct access to the attractive US market.

On course to deliver another good year
We continue to expect profit growth to be weighted to the second half of the year, which will be moderated by the continued roll out of NGP and is against a strong prior year comparator in Ukraine. Although the challenging environment in a number of markets continues, including in Russia, I am confident that we remain on course to deliver another year of good earnings growth at constant rates of exchange.

Nicandro Durante
26 July 2017

REGIONAL REVIEW

The Group continued to perform well in the first half of 2017, against a strong prior year volume comparator. Revenue and profit from operations, at current rates of exchange, grew by 15.7% and 16.3% respectively as pricing and the translational foreign exchange tailwind due to the relative weakness of sterling more than offset the impact of lower volume.

The following review presents the underlying performance of the regions and markets, at current and constant translational rates of exchange, and excluding the adjusting items, explained on pages 24 and 25. The Group has excluded these items to help the users of the financial information understand the underlying business performance. As explained on page 22, the Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.

Adjusted profit from operations at constant and current rates of exchange and volume are as follows:

	Adjusted profit from operations			Cigarette volume
	6 months to			6 months to		Year to
	30.6.17		30.6.16	30.6.17	30.6.16	31.12.16
	Current rates	Constant rates
	£m	£m	£m	Bns	Bns	Bns

Asia–Pacific	871	779	761	95	105	196
Americas	616	549	536	53	56	113
Western Europe	689	619	590	58	57	120
EEMEA	665	584	565	108	114	236
Total	2,841	2,531	2,452	314	332	665
Total tobacco volume				326	344	689

Adjusted revenue was 2.5% higher, at constant rates of exchange, benefiting from pricing, enhanced mix and the contribution from both NGP and the acquisitions in the period. On an organic basis, adjusted revenue grew 2.2%.

Adjusted profit from operations (see page 23), at constant rates of exchange, was 3.2% ahead of the prior year at £2,531 million, but would have increased by approximately 6% when adjusted for the transactional impact of foreign exchange on the cost of items such as leaf, filter tow and wrapping materials. Adjusted operating profit, at current rates of exchange, grew by 15.8% reflecting the foreign exchange tailwind on reported results following the devaluation of sterling. Adjusted operating margin grew by 30 bps to 37.1%.

Group cigarette volume from subsidiaries (excluding associates and joint ventures) fell 5.6% to 314 billion, or 5.8% on an organic basis, as growth in Bangladesh, GCC, Vietnam and Nigeria was more than offset by the impact of market contractions in Pakistan, Ukraine, Iran, Brazil, Indonesia and Japan. Market share increased 30 bps, driven by the continued growth from the Global Drive Brands (up 50 bps), albeit on volume that was 1.3% down:

•
Dunhill volume fell 4.5% as the migration in Croatia and growth in GCC, Romania and West Africa was offset by lower volume driven by market contraction and down–trading in Indonesia, Malaysia and South Korea. Market share was lower by 10 bps, although recovered in the last three months with an improving market share in Malaysia, Brazil and South Africa;

•	Kent market share was up 15 bps, with volume 1.6% lower as higher volume in Turkey, Kazakhstan and Brazil (due to the migration from Free) was offset by reductions in Iran, Russia and Japan;
•	Lucky Strike grew market share, up 20 bps, and volume, up 12.4%, with growth in Indonesia, Spain and Italy more than offsetting lower volume in Argentina, Japan and Russia;

Regional review cont…

•
Pall Mall market share grew 10 bps, although volume declined 9.6% as growth in Poland, GCC, Romania, Mexico and Ukraine was more than offset by the effect of market contraction in Pakistan. Excluding Pakistan, Pall Mall volume was 4.0% higher than prior year; and

•
Rothmans’ growth momentum continued despite a strong comparator, with market share up a further 15 bps and volume 6.2% higher driven by Russia, Nigeria, Serbia, Algeria and Poland offsetting lower volume in Kazakhstan, Ukraine and Egypt.

Other international brands’ cigarette volume declined 7.0%, as growth in State Express 555 (in Vietnam) and Shuang Xi (mainly in Russia) was more than offset by lower volume of Viceroy in Turkey and Venezuela, Peter Stuyvesant (in South Africa) and Vogue in Russia, South Korea and Canada.

ASIA–PACIFIC

Profit from operations, at current rates of exchange grew by 18.3%, partly due to the weakness of sterling against the main currencies, most notably the Australian dollar. Adjusted profit from operations at constant rates of exchange increased by £18 million, or 2.3%, as profit growth in Australia, Bangladesh, Vietnam and New Zealand was partially offset by the impact of the excise-led price increase in Malaysia and Pakistan leading to down-trading and higher illicit trade. Volume was down 9.8% at 95 billion, as increases in Bangladesh and Vietnam were more than offset by lower volume driven by market contraction in Pakistan, Malaysia, Indonesia and the growth of the THP category in Japan. Excluding the impact of Pakistan, volume was 0.5% up versus prior year.

Key Market	Performance at constant rates of exchange[1]
Australia	Profit grew, driven by improved pricing more than offsetting marginally lower volume. Market share was higher, driven by Rothmans and Winfield, particularly capsules.
Japan
Market share continued to grow, driven by Kent. Profit was down against prior year as cost savings did not offset the impact of lower volumes and the investment behind THP. In Sendai, glo continued to grow (reaching 8% retail market share in a leading convenience chain) and distribution was extended across Miyagi and to Osaka and Tokyo, where it registered 3% market share within 3 weeks of launch.

Pakistan
Volume was lower, driven by the unwinding of stock movements ahead of the 2016 excise-led price rise, a contraction in the market size and significant increase in illicit trade. Profit declined, driven by the fall in volume and down–trading. Market share was lower as the effect of low priced competition was partly offset by an increase in Pall Mall and JPGL which outperformed the market.

Malaysia
Volume declined as the excise-led price increase in 2015 continues to impact consumer affordability, driving an increase in illicit trade and a decrease in profit. Market share fell against the prior year, but has increased since December, driven by Dunhill.

Bangladesh	Higher profit was driven by pricing and volume growth. Market share continued to increase.
New Zealand	Profit grew, led by pricing, with volume flat. Market share was up, as Rothmans and Club offset a decline in Pall Mall.
Vietnam	An increase in volume, improved mix and pricing led to higher profit. Market share fell as growth in State Express 555 was offset by declines in local brands.
South Korea	Profit was higher as cost savings offset lower volume. The volume decline was in part due to market contraction, with market share down.
Philippines	Profitability improved, driven by pricing. Market share was marginally lower as volume declined.
Indonesia
Volume decreased with market share lower, as the impact of the excise-led price increase resulted in down–trading and industry contraction. Lucky Strike continued to grow. Cost savings drove an improvement in profitability.

1 References to “Profit” within the market by market summary is in relation to “adjusted profit from operations”.

Regional review cont…

AMERICAS

Profit from operations, at current rates of exchange was 17.8% higher, partly driven by the weakness in sterling against the key operating currencies, notably the Brazilian real and Canadian dollar. Adjusted profit from operations, at constant rates of exchange, grew by £13 million, or 2.3%, as good performances in Canada, Chile, Mexico and Colombia were partially offset by lower profit in Brazil. Volume was 53 billion, a decline of 6.5%, as lower volume in Brazil, Venezuela, Canada and Argentina was only partially offset by higher volume in Mexico.

Key Market	Performance at constant rates of exchange[2]
Canada	Pricing led to an increase in profit, despite lower volume. Market share was stable, with Pall Mall the fastest growing brand in the market. During the period, glo was launched in Vancouver.
Brazil
Growth in Minister, combined with the migration of Free to Kent, was more than offset by the remainder of the portfolio, with total market share lower. Continued weakness in consumer disposable income and the excise increases led to down-trading and further growth in illicit trade, negatively impacting volume and profit.

Chile	Market share grew, driven by Kent, Lucky Strike and Pall Mall. Profit increased, driven by pricing, offsetting the impact of lower volume due to market contraction.
Mexico	Pricing, cost savings and higher volume, driven by Pall Mall, led to an increase in profit.
Venezuela
Pricing to offset currency devaluation and inflation led to higher profit. Volume fell, due to above inflation price increases and the challenging economic environment which impacted consumer disposable income.

Argentina	Market share was higher, driven by growth in Viceroy and Rothmans. Volume fell, following the excise increase which led to a decline in the total market size. Profitability was stable.
Colombia	Market share continued to increase due to the growth in Lucky Strike. Pricing and mix more than offset a decline in volume, with profit up.

WESTERN EUROPE

Profit from operations, at current rates of exchange, was 5.2% higher, partly driven by the weakness in sterling. Adjusted profit from operations at constant rates of exchange increased by £29 million or 4.8%, as good performances in Romania, Germany and Denmark were partially offset by France and the United Kingdom. Excluding the transactional impact of foreign exchange, adjusted operating profit would have increased by over 8%. Volume was 0.7% ahead of prior year at 58 billion. Excluding the brands acquired from Bulgartabac in the review period, on an organic basis volume was down 0.4% as growth in Spain, Poland and Romania was more than offset by reductions in Italy, Germany and France. Fine Cut volume grew 0.4%, mainly due to growth in the Make-Your-Own category in Poland, Germany and Czech Republic.

Key Market	Performance at constant rates of exchange[2]
Germany	Profit was higher as pricing and the impact of a local restructuring offset lower volume. Market share grew, driven by Pall Mall. Fine Cut volume was up. Vype retail market share was 8%.
Romania	Profit grew driven by an improved mix, pricing, cost savings and higher volume which grew faster than the total market due to the performance of Pall Mall and Dunhill.
Switzerland
Profit was higher as the phasing of marketing activities offset lower volume. Market share fell due to the impact of discounting in the market. glo was launched within a key account with national presence.

2 References to “Profit” within the market by market summary is in relation to “adjusted profit from operations”.

Regional review cont…

Key Market	Performance at constant rates of exchange[3]
France	Market share fell, with profit lower following the partial absorption of excise. Volume was down. Vype retail market share grew to 7%.
Denmark	Profit was up on stable volume, with market share marginally lower despite continued growth of Pall Mall.
Italy
Rothmans continued to grow, driving total market share higher. Profit was in line with prior year as pricing and the timing of marketing activities offset a decline in total volume. Vype increased retail market share to over 11%.

Belgium	Profit and volume were lower, with total market share down.
Netherlands	Profit fell, driven by a reduction in volume and market share.
United Kingdom
Volume and profit were lower due to the competitive pricing environment. Market share was marginally higher. Total retail market share of the NGP portfolio grew to over 41%, with Vype increasing to approximately 11% as both Pebble and e-Pen performed well.

Spain	Volume and profit were higher than prior year, with an increase in market share driven by Lucky Strike and Rothmans.
Poland	Volume was up with profit marginally ahead of prior year. Market share was higher, driven by Pall Mall. Vype grew, exceeding 6% retail market share.
Croatia	Profit was up, with volume down. Market share increased driven by the GDB portfolio.

EASTERN EUROPE, MIDDLE EAST AND AFRICA

Profit from operations, at current rates of exchange, grew by 18.8%, partly due to the weakness of sterling. Adjusted profit from operations at constant rates of exchange grew by £19 million, or 3.5%, as good performances in Turkey, Iran, Ukraine and North Africa more than offset lower profit in South Africa and Russia. Excluding the transactional impact of foreign exchange, adjusted operating profit would have increased by approximately 12%. Volume was 4.6% lower at 108 billion as growth in GCC, Nigeria and North Africa was more than offset by lower volume in Ukraine, Russia and South Africa.

Key Market	Performance at constant rates of exchange[3]
Russia
Profit declined, driven by competitor-led price discounting in the market and down-trading. Volume fell due to market contraction and higher illicit trade. Rothmans and Royals performed well, leading to an increase in market share.

South Africa
Volume and profit fell due to down-trading and the growth in illicit trade. Benson & Hedges and Dunhill continued to grow market share although this was more than offset by Peter Stuyvesant, with total market share down.

GCC	Volume was up, with profit lower driven by down-trading.
Nigeria	Volume grew, driven by Rothmans. Profit was lower largely due to the impact of transactional foreign exchange on our cost base, which was not offset by pricing.
Turkey	Higher profit was driven by pricing, more than offsetting a decline in volume. Market share was up as the growth momentum of Kent and Rothmans continued.
Iran	Profit grew and volume declined due to the effect of the excise change in 2016.
Kazakhstan	Profit and volume declined against prior year.
Ukraine	The financial performance improved as prices recovered from a challenging period. Volume was down, partly due to short term disruption to industry distribution.
Algeria	Volume and profit were up, driven by Rothmans and pricing.

3 References to “Profit” within the market by market summary is in relation to “adjusted profit from operations”.

Regional review cont…

The following includes a summary of the analysis of revenue, adjusted profit from operations, share of post-tax results of associates and joint ventures and adjusted diluted earnings per share, as reconciled between reported information and non-GAAP management information on page 23.

REGIONAL INFORMATION

For the 6 months ended 30 June	Asia-Pacific	Americas	Western Europe	EEMEA	Non tobacco litigation	Total

SUBSIDIARIES
Volume (cigarette billions)
2017	95	53	58	108		314
2016	105	56	57	114		332
Change	-9.8%	-6.5%	+0.7%	-4.6%		-5.6%

Organic* volume (cigarette billions)
2017	95	53	57	108		313
2016	105	56	57	114		332
Change	-9.8%	-6.5%	-0.4%	-4.6%		-5.8%

Revenue (£m)
2017 (at current)	2,191	1,545	2,030	1,951		7,717
2016	1,987	1,297	1,729	1,656		6,669
Change (at current)	+10.3%	+19.1%	+17.4%	+17.8%		+15.7%

Adjusted Revenue (£m)♦
2017 (at constant)	1,929	1,381	1,774	1,754		6,838
2017 (at current)	2,191	1,545	1,961	1,951		7,648
2016	1,987	1,297	1,729	1,656		6,669
Change (at constant)	-2.9%	+6.5%	+2.6%	+5.9%		+2.5%
Change (at current)	+10.3%	+19.1%	+13.4%	+17.8%		+14.7%

Profit from operations (£m)
2017 (at current)	828	570	543	633	-	2,574
2016	700	484	516	533	(20)	2,213
Change (at current)	+18.3%	+17.8%	+5.2%	+18.8%	n/a	+16.3%

Adjusted profit from operations (£m)
2017 (at constant)	779	549	619	584		2,531
2017 (at current)	871	616	689	665		2,841
2016	761	536	590	565		2,452
Change (at constant)	+2.3%	+2.3%	+4.8%	+3.5%		+3.2%
Change (at current)	+14.4%	+14.8%	+16.8%	+17.7%		+15.8%

Operating margin (%)
2017 (at current)	37.7%	36.9%	26.7%	32.4%		33.4%
2016	35.2%	37.3%	29.8%	32.1%		33.2%

Adjusted operating margin based on adjusted revenue and profit from operations (%)
2017 (at current)	39.7%	39.9%	35.1%	34.1%		37.1%
2016	38.3%	41.4%	34.1%	34.1%		36.8%

All variances quoted above are based upon absolute numbers.
*  Organic volume change excludes the volume from brands acquired from Bulgartabac during the review period. The financial impact of the acquisitions in the period is not material and is shown on page 23
♦  Adjusted revenue excludes excise included in goods acquired from a third party under short term arrangements, and then passed on to customers, due to the distorting nature to revenue and operating margin.

Regional review cont…
REGIONAL INFORMATION
For the 6 months ended 30 June	Asia-Pacific	Americas	Western Europe	EEMEA	Total

ASSOCIATES AND JOINT VENTURES
Share of post-tax results of associates and joint ventures (£m)
2017 (at current)	232	543	2	1	778
2016	173	1,268	2	3	1,446
Change	+34.1%	-57.2%	-	-67.7%	-46.2%

Share of adjusted post-tax results of associates and joint ventures (£m)
2017 (at constant)	170	489	1	1	661
2017 (at current)	198	556	1	1	756
2016	159	441	2	3	605
Change (at constant)	+7.8%	+10.7%	-50.0%	-67.7%	+9.3%
Change (at current)	+24.5%	+26.1%	-50.0%	-67.7%	+25.0%

GROUP
For the 6 months ended 30 June					Total

Underlying tax rate of subsidiaries (%)
2017					28.4%
2016					29.9%

Adjusted diluted earnings per share (pence)
2017 (at constant)					118.0
2017 (at current)					134.4
2016					111.1
Change (at constant)					6.2%
Change (at current)					21.0%

FINANCIAL INFORMATION AND OTHER

NET FINANCE (COSTS)/INCOME
Net finance costs for the six months to 30 June 2017 was £325 million, compared to £233 million in the same period last year. Net adjusted finance costs increased by 9.1% largely driven by the impact of the devaluation of sterling on the reported results. At constant rates, net adjusted finance costs were in line with the prior year.

Net finance (costs)/income comprise:
	6 months to		Year to
	30.6.17	30.6.16	31.12.16
	£m	£m	£m

Finance costs	(381)	(260)	(681)
Finance income	56	27	44
	(325)	(233)	(637)

Less: adjusting items	49	(20)	108
Make-whole provision re early redemption of bond	–	–	101
Hedge ineffectiveness	10	(32)	(18)
Interest related to Franked Investment Income Group Litigation Order (“FII GLO”)	12	12	25
Acquisition of Reynolds	27	–	–

Net adjusted finance costs	(276)	(253)	(529)

Comprising:
Interest payable	(347)	(325)	(650)
Interest and dividend income	36	27	68
Fair value changes-derivatives	82	344	458
Exchange differences	(47)	(299)	(405)

Net adjusted finance costs	(276)	(253)	(529)

In the 6 months ended 30 June 2017, the Group incurred £27 million of financing costs related to the acquisition of the shares not already owned by the Group in Reynolds, as described on page 10 and page 31. As this related to the pre-financing of the acquisition, and will not repeat, the costs have been treated as an adjusting item.

In 2016, the Group experienced hedge ineffectiveness on its external swaps, driven by the market volatility following the “Brexit” referendum. In 2017, the charge of £10 million reflects the continued reversal of the gain recognised in 2016 which was deemed to be adjusting as it is not representative of the underlying performance of the business.

On 19 July 2016, the Group redeemed a US$700 million bond, prior to its original maturity date of 15 November 2018, undertaken to manage the Group’s debt maturity profile, manage future refinancing risk and reduce the on–going interest expense. This led to a loss in the year of £101 million which has been treated as an adjusting item.

In 2015, as described on page 36, the Group received £963 million from HM Revenue & Customs in relation to the FII GLO. The payment was received subject to the on-going appeals process and was made with no admission of liability. Any future repayment by the Group is subject to interest and, as any recognition of income will be deemed to be adjusting (due to size), interest of £12 million (30 June 2016: £12 million, 31 December 2016: £25 million) has been accrued in the period and treated as an adjusting item.

All of the above have been included in the adjusted earnings per share calculation on page 32.

RESULTS OF ASSOCIATES AND JOINT VENTURES
The Group’s share of post-tax results of associates and joint ventures fell by £668 million to £778 million. The decrease was principally due to the one-off contribution from the sale by Reynolds of the international rights to Natural American Spirit in 2016. The Group’s share of the adjusted post–tax results of associates and joint ventures increased 25.0% to £756 million, with a rise of 9.3% to £661 million at constant rates of exchange.

The adjusted contribution from Reynolds increased by 26.1% to £556 million. At constant rates of exchange the increase was 10.7%. The Group’s adjusted contribution from its main associate in India, ITC Ltd. (ITC), was £195 million, up 25.8%. At constant rates of exchange, the contribution would have been 7.7% higher than last year. See page 25 for the adjusting items.

TAXATION
	6 months to		Year to
	30.6.17	30.6.16	31.12.16

	£m	£m	£m

UK
– current year tax	12	4	7
Overseas
– current year tax expense	635	573	1,382
– adjustment in respect of prior periods	5	4	13
Current tax	652	581	1,402
Deferred tax	28	104	4
	680	685	1,406
Adjusting items (see below)	48	(27)	67
Net adjusted tax charge	728	658	1,473

The tax rate in the income statement of 22.5% for the six months to 30 June 2017 (30 June 2016: 20.0%, 31 December 2016: 22.5%) is affected by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results and by adjusting items. The underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 32 was 28.4% in 2017 and 29.9% for the six months to 30 June 2016.  For the year to 31 December 2016, it was 29.8%.

International Financial Reporting Standards as adopted by the European Union (“IFRS”) requires entities to provide deferred taxation on the undistributed earnings of associates and joint ventures. In 2016, the Group’s share of the gain on the sale of the international rights to Natural American Spirit by Reynolds to Japan Tobacco International (“JTI”) was recognised as an adjusting item by the Group. Accordingly, the additional deferred tax charge on the potential distribution of these undistributed earnings (30 June 2016: £58 million, 31 December 2016: £61 million) has also been treated as adjusting.

The adjusting tax item also includes £48 million for the six months to 30 June 2017 (30 June 2016: £29 million, 31 December 2016: £128 million) in respect of the tax on adjusting items, as described on pages 24 and 25.

Refer to page 36 for the Franked Investment Income Group Litigation Order update.

FREE CASH FLOW AND NET DEBT
In the Group cash flow statement, prepared in accordance with IFRS, presented on page 20, cash generated from operations grew by 32.4%, driven by profit from operations earned in the period (as discussed on pages 2 to 5) and a reduction in inventories. This more than offset a reduction in trade and other payables and the final quarterly payments in relation to the Quebec Class Action, discussed on page 35.

In the alternative cash flow presented on page 27, adjusted operating cash flow grew by £486 million or 32.3% to £1,989 million, largely due to the growth in adjusted profit from operations, partly offset by an increase in capital expenditure related to the expansion of South Korea production facility and investment to support the NGP portfolio. Free cash flow grew by £524 million to £1,083 million driven by the increase in adjusted operating cash flow, lower taxation payments and an increase in dividends from associates.

The conversion of adjusted operating profit to adjusted operating cash flow was 70.0% (2016: 61.3%). The ratio of free cash flow per share to adjusted diluted earnings per share increased to 43.2% (2016: 27.0%).

Closing net debt was £18,481 million at 30 June 2017 (30 June 2016: £17,735 million and 31 December 2016: £16,767 million).

The Group’s alternative cash flow statement is shown on page 27 and explained on page 22 under non–GAAP measures.

POST BALANCE SHEET EVENT–COMPLETION OF ACQUISITION OF REYNOLDS AMERICAN INC.
On 25 July 2017, the Group announced the completion of the acquisition of the 57.8% of Reynolds the Group did not already own. As at this date Reynolds ceased to be reported as an associate and has become a fully owned subsidiary. Accordingly, as at that date, Reynolds will be consolidated in accordance with IFRS 10 Consolidated Financial Statements.

In connection with the acquisition, the Company became registered with the Securities and Exchange Commission (“SEC”) in the United States on 14 June 2017. After completion of the acquisition, BAT’s American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange (“NYSE”).

IFRS 3 Business Combinations requires certain disclosures for material transactions, even if those transactions were completed after the balance sheet date. IFRS 3 requires the Group to disclose certain information related to the enlarged Group as though the acquisition had occurred at the beginning of the financial year. This includes the consideration transferred, an assessment of the fair value of the assets and liabilities assumed and pro forma information about revenue and profit and loss. Disclosure in accordance with IFRS 3 is provided on page 31. Given the short period of time since acquisition, work is continuing in respect of the fair value exercise. As such, the values shown are provisional and the full information will be updated in due course in accordance with, and as permitted by, IFRS 3.

If the acquisition had occurred on 1 January 2017, before accounting for anticipated synergy and restructuring benefits, it is currently estimated that Group revenue would have been £12,638 million and Group profit from operations would have been £4,081 million for the 6 months to 30 June 2017. This is after charging £26 million for the amortisation of acquired intangibles, an uplift to the fair value of inventory of £540 million and £212 million in respect of integration and acquisition costs.

MAIN BOARD AND MANAGEMENT BOARD CHANGES
As previously announced on 21 July 2017, Lionel L. Nowell III, Holly Keller Koeppel and Luc Jobin have been appointed as independent Non-Executive Directors of the Company with effect from 25 July 2017 following completion of the acquisition of Reynolds.

Debra A. Crew remains as President and CEO of Reynolds following completion of the acquisition and will join the British American Tobacco Management Board with effect from 27 July 2017. Debra has been President and CEO of Reynolds since January 2017, having previously served as President and Chief Operating Officer of R.J. Reynolds Tobacco Company. Prior to joining R.J. Reynolds in 2014, Debra held various management and marketing roles with PepsiCo, Mars, Nestle and Kraft Foods and served in the U.S. Army. Debra currently sits on the Board of Directors of Stanley Black & Decker, Inc.

MOVE TO QUARTERLY DIVIDENDS
As announced on 26 April 2017, from 1 January 2018, the Group will move to four interim quarterly dividend payments. The dividend amount will be announced as part of the Preliminary Results announcement in February 2018, and will be paid in four equal instalments in May, August, November 2018 and February 2019. As part of the transition, and to ensure shareholders receive the equivalent amount of total cash payments in 2018 as they would have under the previous payment policy, an additional interim dividend will be announced in December 2017 for payment in February 2018 and will be calculated as 25% of the total cash dividend paid in 2017.

Quarterly dividends will provide shareholders with a more regular flow of dividend income and will allow the Group to spread its dividends more evenly over the year. The Group’s policy to pay 65% of long term sustainable earnings, calculated with reference to adjusted diluted earnings per share, remains unchanged.

RISKS AND UNCERTAINTIES
The principal risks and uncertainties which may affect the business activities of the Group were identified under the heading ‘Principal Group risk factors’, set out on pages 26 to 30 of the Annual Report for the year ended 31 December 2016, a copy of which is available on the Group’s website www.bat.com. The principal Group risks and applicable sub-categories are summarised under the headings of:

•	Competition from illicit trade;
•	Tobacco regulation inhibits growth strategy;
•	Significant excise increases or structure changes;
•	Litigation;
•	Geopolitical tensions;
•	Inability to obtain price increases and impact of increases on consumer affordability thresholds;
•	Disputed taxes, interest and penalties;
•	Market size reduction and consumer down-trading;
•	Foreign exchange rate exposures;
•	Injury, illness or death in the workplace; and
•	Solvency and liquidity.

The Board has reviewed the risk related to the development and commercialisation of NGPs and now considers this to be a principal risk. In addition, due to the size of the acquisition, the Board has assessed the risk associated with the integration of Reynolds and considers it to be a principal risk. These will be managed in line with the other principal risks.

In the view of the Board, the principal risks and uncertainties for the remaining six months of the financial year continue to be those set out in the 2016 Annual Report, plus the risks referred to in the above paragraph. These should be read in the context of the cautionary statement regarding forward looking statements on page 38 of this Half-Year Report.

UPDATE ON ONGOING INVESTIGATION INTO MISCONDUCT ALLEGATIONS
The investigation into allegations of misconduct, which is being conducted by external legal advisors, is continuing. As part of this we continue to liaise with the Serious Fraud Office and other relevant authorities.

GOING CONCERN
A full description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position together with the factors likely to affect its future development, performance and position, as well as the risks associated with the business, are set out in the Strategic Report and in the notes to the accounts, all of which are included in the 2016 Annual Report that is available on the Group’s website, www.bat.com. This Half-Year Report provides updated information regarding the business activities for the six months to 30 June 2017 and of the financial position, cash flow and liquidity position at 30 June 2017.

The Group has, at the date of this report, sufficient financing available for its estimated existing requirements for at least the next 12 months.  This, together with the proven ability to generate cash from trading activities, the performance of the Group’s Global Drive Brands, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully in the context of the current financial conditions and the general outlook in the global economy.

After reviewing the Group’s annual budgets, plans and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for the foreseeable future and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

DIRECTORS’ RESPONSIBILITY STATEMENT
The Directors confirm that, to the best of their knowledge, this condensed financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union, and that this Half-Year Report includes a fair review of the information required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, paragraphs DTR 4.2.7 and DTR 4.2.8.

The Directors of British American Tobacco p.l.c. are as listed on pages 32 and 33 in the British American Tobacco Annual Report for the year ended 31 December 2016, with the exceptions of: (1) Dr Gerry Murphy who retired as a Director at the conclusion of the Annual General Meeting on 26 April 2017; and (2) Lionel L. Nowell, III, Holly Keller Koeppel and Luc Jobin whose appointments to the Board as Non-Executive Directors were effective upon the completion of the acquisition of Reynolds on 25 July 2017.

Details of all the current Directors of British American Tobacco p.l.c. are maintained on www.bat.com.

For and on behalf of the Board of Directors:

Richard Burrows	Ben Stevens
Chairman	Finance Director
26 July 2017

ENQUIRIES:
INVESTOR RELATIONS:		PRESS OFFICE:
Mike Nightingale Rachael Brierley Sabina Marshman	020 7845 1180 020 7845 1519 020 7845 1781	Anna Vickerstaff / Joanne Walia 020 7845 2888

Webcast and Conference Call                Participant PIN code: 45573270#
A live webcast of the results is available via www.bat.com/ir to be held on Thursday 27th July 2017, at 09.00 BST.
Dial in number(s)	UK Toll Number: 02031394830 UK Toll–Free Number: 08082370030

Conference Call Playback Facility        Passcode: 684317#
A replay of the conference call will also be available from 1:00 p.m. for 48 hours.
Dial in number(s):	UK Toll Number: 020 3426 2807 UK Toll–Free Number: 0808 237 0026 US Toll Free Number: 1 866 535 8030

INDEPENDENT REVIEW REPORT TO BRITISH AMERICAN TOBACCO p.l.c.

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2017 which comprises Group Income Statement, the Group Statement of Comprehensive Income, the Group Statement of Changes in Equity, the Group Balance Sheet, the Group Cash Flow Statement and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2017 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  We read the other information contained in the half-yearly financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Directors’ responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in Account Policies and Basis of Preparation the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the EU.  The directors are responsible for preparing the condensed set of financial statements included in the half-yearly financial report in accordance with IAS 34 as adopted by the EU.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA.  Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Mark Baillache

for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square, London E14 5GL
26 July 2017

GROUP INCOME STATEMENT-unaudited
	6 months to		Year to
	30.6.17	30.6.16	31.12.16
	£m	£m	£m
Gross turnover (including duty, excise and other taxes of £17,377 million (30.6.16: £14,364 million; 31.12.16: £32,136 million))	25,094	21,033	46,887

Revenue	7,717	6,669	14,751

Raw materials and consumables used	(1,881)	(1,630)	(3,777)
Changes in inventories of finished goods and work in progress	(59)	8	44
Employee benefit costs	(1,144)	(1,034)	(2,274)
Depreciation, amortisation and impairment costs	(346)	(253)	(607)
Other operating income	55	49	176
Other operating expenses	(1,768)	(1,596)	(3,658)
Profit from operations	2,574	2,213	4,655
Analysed as:
-adjusted profit from operations	2,841	2,452	5,480
-restructuring and integration costs	(133)	(161)	(603)
-amortisation and impairment of trademarks and similar intangibles	(134)	(58)	(149)
-Fox River	–	(20)	(20)
-South Korea sales tax	–	–	(53)
	2,574	2,213	4,655

Net finance costs	(325)	(233)	(637)
Finance income	56	27	44
Finance costs	(381)	(260)	(681)
Share of post-tax results of associates and joint ventures	778	1,446	2,227
Analysed as:
-adjusted share of post-tax results of associates and joint ventures	756	605	1,327
-issue of shares and change in shareholding	34	13	11
-gain on disposal of assets	–	890	941
-other	(12)	(62)	(52)
	778	1,446	2,227

Profit before taxation	3,027	3,426	6,245
Taxation on ordinary activities	(680)	(685)	(1,406)
Profit for the period	2,347	2,741	4,839

Attributable to:
Owners of the parent	2,261	2,671	4,648
Non-controlling interests	86	70	191
	2,347	2,741	4,839

Earnings per share
Basic	121.8p	143.8p	250.2p
Diluted	121.4p	143.4p	249.2p
Adjusted diluted	134.4p	111.1p	247.5p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 8, 9 and 21 to 39 form an integral part of this condensed consolidated financial information.

GROUP STATEMENT OF COMPREHENSIVE INCOME–unaudited

	6 months to		Year to
	30.6.17 £m	30.6.16 £m	31.12.16 £m
Profit for the period (page 14)	2,347	2,741	4,839

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:	(536)	995	1,760
Differences on exchange
– subsidiaries	(216)	1,124	1,270
– associates	(393)	764	1,425
Cash flow hedges
– net fair value (losses)/gains	(166)	(226)	29
– reclassified and reported in profit for the period	13	106	38
– reclassified and reported in net assets	(13)	(22)	(12)
Available-for-sale investments of associates
– net fair value gains/(losses) in respect of associates, net of tax	5	(7)	(10)
Net investment hedges
– net fair value gains/(losses)	237	(644)	(837)
– differences on exchange on borrowings	(56)	(100)	(124)
Tax on items that may be reclassified	53	–	(19)
Items that will not be reclassified subsequently to profit or loss:	115	(427)	(173)
Retirement benefit schemes
– net actuarial gains/(losses) in respect of subsidiaries	119	(459)	(228)
– surplus recognition and minimum funding obligations in respect of subsidiaries	(1)	(1)	(1)
– actuarial gains/(losses) in respect of associates, net of tax	36	(45)	20
Tax on items that will not be reclassified	(39)	78	36
Total other comprehensive income for the period, net of tax	(421)	568	1,587
Total comprehensive income for the period, net of tax	1,926	3,309	6,426

Attributable to:
Owners of the parent	1,853	3,209	6,180
Non-controlling interests	73	100	246
	1,926	3,309	6,426
The accompanying notes on pages 8, 9 and 21 to 39 form an integral part of this condensed consolidated financial information.

GROUP STATEMENT OF CHANGES IN EQUITY–unaudited

At 30 June 2017

	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non–controlling interests £m	Total equity £m
Balance at 1 January 2017	507	3,931	413	3,331	8,182	224	8,406
Total comprehensive income for the period (page 15)	–	–	(523)	2,376	1,853	73	1,926
Profit for the period (page 14)	–	–	–	2,261	2,261	86	2,347
Other comprehensive income for the period (page 15)	–	–	(523)	115	(408)	(13)	(421)
Employee share options
– value of employee services	–	–	–	36	36	–	36
– proceeds from shares issued	–	2	–	–	2	–	2
Dividends and other appropriations
– ordinary shares	–	–	–	(2,181)	(2,181)	–	(2,181)
– to non-controlling interests	–	–	–	–	–	(105)	(105)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	(215)	(215)	–	(215)
– deferred tax on employee share schemes	–	–	–	42	42	–	42
Other movements	–	–	(1)	(1)	(2)	–	(2)
Balance at 30 June 2017	507	3,933	(111)	3,388	7,717	192	7,909

At 30 June 2016

	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non–controlling interests £m	Total equity £m
Balance at 1 January 2016	507	3,927	(1,294)	1,754	4,894	138	5,032
Total comprehensive income for the period (page 15)	–	–	965	2,244	3,209	100	3,309
Profit for the period (page 14)	–	–	–	2,671	2,671	70	2,741
Other comprehensive income for the period (page 15)	–	–	965	(427)	538	30	568
Employee share options
At 30 June 2016 – value of employee services	–	–	–	27	27	–	27
– proceeds from shares issued	–	2	–	–	2	–	2
Dividends and other appropriations
– ordinary shares	–	–	–	(1,950)	(1,950)	–	(1,950)
– to non-controlling interests	–	–	–	–	–	(92)	(92)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	(65)	(65)	–	(65)
Non-controlling interests-acquisitions	–	–	–	4	4	(4)	–
Other movements	–	–	–	(11)	(11)	–	(11)
Balance at 30 June 2016	507	3,929	(329)	2,003	6,110	142	6,252

GROUP STATEMENT OF CHANGES IN EQUITY–unaudited cont…

At 31 December 2016

	Attributable to owners of the parent
	Share capital £m	Share premium, capital red emption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non–controlling interests £m	Total equity £m
Balance at 1 January 2016	507	3,927	(1,294)	1,754	4,894	138	5,032
Total comprehensive income for the year (page 15)	–	–	1,707	4,473	6,180	246	6,426
Profit for the year (page 14)	–	–	–	4,648	4,648	191	4,839
Other comprehensive income for the year (page 15)	–	–	1,707	(175)	1,532	55	1,587
Employee share options
– value of employee services	–	–	–	71	71	–	71
– proceeds from shares issued	–	4	–	–	4	–	4
Dividends and other appropriations
– ordinary shares	–	–	–	(2,910)	(2,910)	–	(2,910)
– to non-controlling interests	–	–	–	–	–	(156)	(156)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	(64)	(64)	–	(64)
Non-controlling interests-acquisitions	–	–	–	4	4	(4)	–
Other movements	–	–	–	3	3	–	3
Balance at 31 December 2016	507	3,931	413	3,331	8,182	224	8,406

The accompanying notes on pages 8, 9 and 21 to 39 form an integral part of this condensed consolidated financial information.

GROUP BALANCE SHEET-unaudited

	30.6.17	30.6.16	31.12.16
	£m	£m	£m

Assets
Non-current assets
Intangible assets	12,177	11,780	12,117
Property, plant and equipment	3,636	3,274	3,661
Investments in associates and joint ventures	9,438	8,726	9,507
Retirement benefit assets	615	273	455
Deferred tax assets	468	383	436
Trade and other receivables	758	409	599
Available-for-sale investments	44	42	43
Derivative financial instruments	576	663	596
Total non-current assets	27,712	25,550	27,414

Current assets
Inventories	5,177	4,725	5,793
Income tax receivable	71	81	69
Trade and other receivables	3,833	3,390	3,884
Available-for-sale investments	26	61	15
Derivative financial instruments	312	532	375
Cash and cash equivalents	2,019	1,882	2,204
	11,438	10,671	12,340
Assets classified as held-for-sale	36	18	19
Total current assets	11,474	10,689	12,359

Total assets	39,186	36,239	39,773

The accompanying notes on pages 8, 9 and 21 to 39 form an integral part of this condensed consolidated financial information.

GROUP BALANCE SHEET – unaudited cont…

	30.6.17	30.6.16	31.12.16
	£m	£m	£m

Equity
Capital and reserves
Share capital	507	507	507
Share premium, capital redemption and merger reserves	3,933	3,929	3,931
Other reserves	(111)	(349)	413
Retained earnings	3,388	2,023	3,331
Owners of the parent	7,717	6,110	8,182
after deducting
– cost of treasury shares	(5,215)	(5,069)	(5,053)
Non-controlling interests	192	142	224
Total equity	7,909	6,252	8,406

Liabilities
Non-current liabilities
Borrowings	15,085	14,888	16,488
Retirement benefit liabilities	827	925	826
Deferred tax liabilities	659	657	652
Other provisions for liabilities and charges	395	312	386
Trade and other payables	1,036	1,020	1,040
Derivative financial instruments	79	398	119
Total non-current liabilities	18,081	18,200	19,511

Current liabilities
Borrowings	5,822	5,343	3,007
Income tax payable	622	396	558
Other provisions for liabilities and charges	330	306	407
Trade and other payables	5,948	5,080	7,335
Derivative financial instruments	474	662	549
Total current liabilities	13,196	11,787	11,856
Total equity and liabilities	39,186	36,239	39,773

The accompanying notes on pages 8, 9 and 21 to 39 form an integral part of this condensed consolidated financial information.

GROUP CASH FLOW STATEMENT – unaudited

	6 months to		Year to
	30.6.17	30.6.16	31.12.16
	£m	£m	£m

Cash flows from operating activities
Cash generated from operations (page 29)	1,788	1,350	4,893
Dividends received from associates	465	324	962
Tax paid	(547)	(620)	(1,245)
Net cash generated from operating activities	1,706	1,054	4,610

Cash flows from investing activities
Interest received	34	26	62
Purchases of property, plant and equipment	(198)	(120)	(586)
Proceeds on disposal of property, plant and equipment	23	23	93
Purchases of intangibles	(99)	(29)	(88)
Purchases of investments	(90)	(75)	(109)
Proceeds on disposals of investments	85	8	22
Investment in associates and acquisition of subsidiaries	(52)	(53)	(57)
Proceeds from associates’ share buy-backs	–	–	23
Net cash used in investing activities	(297)	(220)	(640)

Cash flows from financing activities
Interest paid	(379)	(316)	(641)
Proceeds from increases in and new borrowings	3,839	2,327	3,476
(Outflows)/Inflows relating to derivative financial instruments	(108)	133	(26)
Purchases of own shares held in employee share ownership trusts	(215)	(65)	(64)
Reductions in and repayments of borrowings	(2,365)	(1,013)	(3,840)
Dividends paid to owners of the parent	(2,179)	(1,950)	(2,910)
Purchases of non-controlling interests	–	(70)	(70)
Dividends paid to non-controlling interests	(106)	(94)	(147)
Other	2	(3)	(7)
Net cash used in financing activities	(1,511)	(1,051)	(4,229)
Net cash flows used in operating, investing and financing activities	(102)	(217)	(259)
Differences on exchange	(139)	(53)	180
Decrease in net cash and cash equivalents in the period	(241)	(270)	(79)
Net cash and cash equivalents at 1 January	1,651	1,730	1,730
Net cash and cash equivalents at period end	1,410	1,460	1,651

The accompanying notes on pages 8, 9 and 21 to 39 form an integral part of this condensed consolidated financial information.

The net cash outflows relating to the Quebec Class Action (see page 35) and adjusting items on pages 24 and 25, included in the above, are £352 million, (30 June 2016: £238 million, 31 December 2016: £711 million).

ACCOUNTING POLICIES AND BASIS OF PREPARATION
The condensed consolidated financial information comprises the unaudited interim financial information for the six months to 30 June 2017 and 30 June 2016, together with the audited results for the year ended 31 December 2016. This condensed consolidated financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the IASB, and the Disclosure Guidance and Transparency Rules issued by the Financial Conduct Authority. The condensed consolidated financial information is unaudited but has been reviewed by the auditor and its review report is set out on page 13.

The condensed consolidated financial information does not constitute statutory accounts within the meaning of the UK Companies Act 2006 and should be read in conjunction with the annual consolidated financial statements for the year ended 31 December 2016, which were prepared in accordance with IFRS. The annual consolidated financial statements for 2016 represent the statutory accounts for that year and have been filed with the Registrar of Companies. The auditor’s report on those statements was unmodified and did not contain an emphasis of matter paragraph and did not contain any statement under Section 498 (2) or (3) of the Companies Act 2006.

This condensed consolidated financial information has been prepared under the historical cost convention, except in respect of certain financial instruments, and on a basis consistent with the IFRS accounting policies as set out in the Annual Report for the year ended 31 December 2016.

The preparation of this condensed consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of this condensed consolidated financial information. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial information. The key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2016, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes. In the future, actual experience may deviate from these estimates and assumptions, which could affect this condensed consolidated financial information as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change.

NON–GAAP MEASURES
In the reporting of financial information, the Group uses certain measures that are not required under IFRS, the generally accepted accounting principles (“GAAP”) under which the Group reports. The Group believes that these additional measures, which are used internally, are useful to users of the financial information in helping them understand the underlying business performance.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, which are reconciled to revenue, profit from operations and diluted earnings per share. Adjusting items are significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. While the disclosure of adjusting items is not required by IFRS, these items are separately disclosed either as memorandum information on the face of the income statement and in the segmental analysis, or in the notes to the financial information as appropriate. The adjusting items are used to calculate the non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures and adjusted diluted earnings per share. The Group also includes organic measures of volume to ensure a full understanding of the underlying performance of the Group, before the impact of acquisitions.

All adjustments to revenue, profit from operations, net finance costs, taxation, share of post-tax results of associates and joint ventures and diluted earnings per share are explained in this announcement. See pages 24 to 26 and page 32.

Non GAAP measures cont…

The Management Board, as the chief operating decision maker, reviews current and prior year segmental adjusted revenue, adjusted profit from operations of subsidiaries and joint operations, and adjusted post-tax results of associates and joint ventures, at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. However, for clarity and where useful to the users of the financial information, the Group also gives a figure for growth in adjusted operating profit excluding both transactional and translational foreign exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis. As an additional measure to indicate the impact of the exchange rate movements on the Group results, the principal measure of adjusted diluted earnings per share is also shown at constant translation rates of exchange. See page 23.

The Group prepares an alternative cash flow, which includes a measure of ‘free cash flow’, to illustrate the cash flows before transactions relating to borrowings. A net debt summary is also provided on page 28. The Group publishes gross turnover as an additional disclosure to indicate the impact of duty, excise and other taxes.

The Management Board believes that free cash flow, which is used internally, is useful to the users of the financial statements in helping them understand the underlying business performance and can provide insight into the cash flow available to, among other things, reduce debt and pay dividends. Free cash flow has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to net cash generated from operating activities determined in accordance with IFRS. Free cash flow is not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider this measure in isolation from, or as a substitute analysis for, the Group’s results of operations or cash flows as determined in accordance with IFRS.

The Group uses net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position or liquidity as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE Limited (“JSE”) in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 2/2015 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants. These are shown on page 33.

ANALYSIS OF VOLUME, REVENUE, PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE BY SEGMENT

	30 June 2017							30 June 2016
	Reported					Impact of Acqs	Organic[2]	Reported
	Bn					Bn	Bn	Bn
Volume
Asia-Pacific	95					–	95
Americas	53					–	53
Western Europe	58					(1)	57
EEMEA	108					–	108
Total Region	314					(1)	313

	Reported	Adj Items	Adjusted	Exchange	Adjusted at CC1	Impact of Acqs	Adj Organic[2] at CC1	Reported	Adj Items	Adjusted
Revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Asia-Pacific	2,191	–	2,191	(262)	1,929	–	1,929	1,987	–	1,987
Americas	1,545	–	1,545	(164)	1,381	–	1,381	1,297	–	1,297
Western Europe	2,030	(69)	1,961	(187)	1,774	(25)	1,749	1,729	–	1,729
EEMEA	1,951	–	1,951	(197)	1,754	–	1,754	1,656	–	1,656
Total Region	7,717	(69)	7,648	(810)	6,838	(25)	6,813	6,669	–	6,669

Profit from Operations
Asia-Pacific	828	43	871	(92)	779	–	779	700	61	761
Americas	570	46	616	(67)	549	–	549	484	52	536
Western Europe	543	146	689	(70)	619	–	619	516	74	590
EEMEA	633	32	665	(81)	584	–	584	533	32	565
Total Region	2,574	267	2,841	(310)	2,531	–	2,531	2,233	219	2,452
Fox River[3]	–	–	–	–	–			(20)	20	–
Profit from operations	2,574	267	2,841	(310)	2,531			2,213	239	2,452
Net finance (costs)/income	(325)	49	(276)	23	(253)			(233)	(20)	(253)
Associates and joint ventures	778	(22)	756	(95)	661			1,446	(841)	605
Profit before tax	3,027	294	3,321	(382)	2,939			3,426	(622)	2,804
Taxation	(680)	(48)	(728)	68	(660)			(685)	27	(658)
Non-controlling interests	(86)	(2)	(88)	7	(81)			(70)	(6)	(76)
Profit attributable to shareholders	2,261	244	2,505	(307)	2,198			2,671	(601)	2,070
Diluted number of shares (m)	1,863		1,863		1,863			1,863		1,863
Diluted earnings per share (pence)	121.4p		134.4p		118.0p			143.4p		111.1p

Notes:
	(1)	CC: profit translated at constant rates of exchange. No adjustment is made for the transactional impact of currency movements on cost of sales, as described on page 22.
	(2)	Organic performance excludes the contribution from brands acquired from Bulgartac and the acquisition of ViP and Winnington as described on page 31.
(3)
The Fox River charges have not been allocated to any segment as they neither relate to current operations nor to the tobacco business. They are not included in the segmental performance as reported to the chief operating decision maker.

ADJUSTING ITEMS INCLUDED IN REVENUE
Adjusting items in revenue relate to certain contract manufacturing agreements associated with the manufacture and sale of goods. The Group will acquire and sell, for a limited period, goods inclusive of excise, increasing revenue over the course of the contract and distorting operating margin. To better reflect the underlying performance of the Group, this uplift in both revenue and cost of sales has been adjusted for, given the temporary nature of the arrangement.

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS
Adjusting items are significant items in profit from operations which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. See page 21. These items are separately disclosed as memorandum information on the face of the income statement and in the segmental analyses.

(a) Restructuring and integration costs
Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the new operating model. These costs represent additional expenses incurred that are not related to the normal business and day–to–day activities. The new operating model includes revised organisation structures, standardised processes and shared back office services underpinned by a global single instance of SAP. These initiatives also include a review of the Group’s manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used. The costs of these initiatives, together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	6 months to		Year to
	30.6.17	30.6.16	31.12.16
	£m	£m	£m

Employee benefit costs	50	72	240
Depreciation and impairment costs	6	18	64
Other operating expenses	77	71	325
Other operating income	–	–	(26)
Total	133	161	603

Restructuring and integration costs in the six months to 30 June 2017 include advisor fees and costs incurred related to the acquisition of the remaining shares in Reynolds not already owned by the Group, that completed on 25 July 2017 (see page 10 and 31). It also includes the implementation of a new operating model and the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover the factory closure and downsizing activities in Germany.

Restructuring and integration costs in the six months to 30 June 2016 principally relate to the implementation of a new operating model and the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover the factory closure and downsizing activities in Malaysia and Brazil.

For the year ended 31 December 2016, restructuring and integration costs principally included the activities referred to in respect of the six months to 30 June 2016. In addition, the costs also covered restructurings in Japan and Australia, the factory closure in Germany, certain exit costs and asset write–offs related to the change in the approach to the commercialisation of Voke and uncertainties surrounding regulatory changes.

(b) Amortisation and impairment of trademarks and similar intangibles
The acquisition of trademarks from Bulgartabac Holdings and previous business combinations, including TDR, Bentoel, Tekel and ST, have resulted in the capitalisation of trademarks and similar intangibles that are amortised over their expected useful lives, which do not exceed 20 years.  The amortisation charge of £134 million is included in depreciation, amortisation and impairment costs in the profit from operations for the six months to 30 June 2017 (30 June 2016: £58million).  For the year to 31 December 2016, the amortisation charge was £149 million.

Adjusting items included in profit from operations cont…

(c) Fox River
In 2011, a Group subsidiary provided £274 million in respect of claims in relation to environmental clean-up costs of the Fox River. On 30 September 2014, a Group subsidiary, NCR, Appvion and Windward Prospects entered into a Funding Agreement with regard to the costs for the clean-up of Fox River. Based on this Funding Agreement, in the six months to 30 June 2017, £2 million has been paid (30 June 2016: £9 million, 31 December 2016: £17 million).

In January 2017, NCR and Appvion entered into a consent decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them, although this consent decree requires approval from the District Court of Wisconsin. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the charge above, with the provision standing at £161 million at 30 June 2017.

In July 2016, the High Court ruled in a Group subsidiary’s favour that a dividend of €135 million paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of the Group subsidiary and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in the Group subsidiary’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million, related to past and future clean-up costs. The Court granted all parties leave to appeal, with an appeal hearing expected in late 2017 at the earliest. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”).

(d) South Korea sales tax
In 2016, the Board of Audit and Inspection of Korea (“BAI”) concluded its tax assessment in relation to the 2014 year-end tobacco inventory and imposed additional sales tax (excise and VAT) and penalties. This resulted in the recognition of a £53 million charge by a Group subsidiary. Management deems the tax and penalties to be unfounded and has appealed to the tax tribunal against the assessment. Management believes that this appeal will be successful and based upon the Group’s expectation that the penalties will be reversed in future, BAT has recognised the tax and penalties charge as adjusting for 2016.

ADJUSTING ITEMS INCLUDED IN NET FINANCING COSTS
Adjusting items are significant items in net financing costs which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance and are discussed on page 8.

ADJUSTING ITEMS INCLUDED IN SHARE OF POST-TAX RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of post-tax results of associates and joint ventures is after the following adjusting items which are excluded from the calculation of adjusted earnings per share as set out on page 32.

In the six months to 30 June 2017:
The Group’s interest in ITC decreased from 29.89% to 29.80% as a result of ITC issuing ordinary shares under the company’s Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £34 million, which is treated as a deemed partial disposal and included in the income statement.

Reynolds has recognised amounts that have been combined in the table of adjusting items in the Group income statement and are shown as “other”. This mainly includes restructuring charges of US$33 million, the Group’s share of which is £7 million (net of tax) and costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges that amounted to US$16 million, the Group’s share of which is £3million (net of tax).

Adjusting items included in share of post-tax results of associates and joint ventures cont…

In the six months to 30 June 2016:
The Group’s interest in ITC decreased from 30.06% to 29.99% as a result of ITC issuing ordinary shares under the company’s Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £13 million, which is treated as a deemed partial disposal and included in the income statement.

Reynolds recognised a gain on the sale of the international rights to Natural American Spirit of US$4,861 million. The Group’s share of this net gain amounted to £890 million (net of tax).

Reynolds has also recognised amounts that have been combined in the table of adjusting items in the Group income statement and are shown as “other”. This includes restructuring charges of US$28 million, the Group’s share of which is £5 million (net of tax), costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges that amounted to US$61 million, the Group’s share of which is £11 million (net of tax). Also included are financing costs of US$243 million connected with the acquisition of Lorillard Inc. the Group’s share of which is £46 million (net of tax).

For the year ended 31 December 2016:
In 2016, the Group’s interest in ITC decreased from 30.06% to 29.89% as a result of ITC issuing ordinary shares under the Company’s Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £11 million, which is treated as a deemed partial disposal and included in the income statement.

In 2016, Reynolds recognised a gain in relation to the sale of the international rights to Natural American Spirit to JTI of US$4,861 million. The Group’s share of this net gain amounted to £941 million (net of tax).

Reynolds has also recognised amounts that have been combined in the table of adjusting items in the Group income statement and are included within “other”. In 2016, this includes income relating to the early termination of the Manufacturing Agreement between BATUS Japan Inc. and R.J. Reynolds Tobacco Company of US$90 million, the Group’s share of which is £18 million (net of tax), restructuring charges of US$36 million, the Group’s share of which is £7 million (net of tax) and costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges that amounted to US$86 million, the Group’s share of which is £17 million (net of tax).

Additionally, there was income of US$6 million (2015: US$108 million) related to the Non-Participating Manufacturer (“NPM”) Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel, the Group’s share of which is £2 million (net of tax). Also included in 2016 are transaction costs of US$5 million and financing costs of US$243 million, connected with the acquisition of Lorillard, the Group’s share (net of tax) of which is £1 million and £47 million, respectively.

ADJUSTING ITEMS INCLUDED IN TAXATION
IFRS requires entities to provide deferred taxation on the undistributed earnings of associates and joint-ventures. As explained on page 9, the Group’s share of gains on divestiture of intangibles and other assets by Reynolds in 2016 are treated as adjusting items and therefore the additional tax charge of £61 million was also treated as adjusting. The adjusting tax item also includes the tax on adjusting items as discussed on pages 24 and 25.

CASH FLOW AND NET DEBT MOVEMENTS

(a) Alternative cash flow
The IFRS cash flow statement on page 20 includes all transactions affecting cash and cash equivalents, including financing. The alternative cash flow statement below, at current rates of exchange, is presented to illustrate the cash flows before transactions relating to borrowings.
	6 months to		Year to
	30.6.17	30.6.16	31.12.16
	£m	£m	£m

Adjusted profit from operations (page 14)	2,841	2,452	5,480
Depreciation, amortisation and impairment	204	177	393
Other non-cash items in operating profit	30	17	62
Adjusted profit from operations before depreciation, amortisation and impairment	3,075	2,646	5,935
Increase in working capital	(899)	(1,017)	(254)
Net capital expenditure	(187)	(126)	(559)
Gross capital expenditure	(210)	(149)	(652)
Sale of fixed assets	23	23	93

Adjusted operating cash flow	1,989	1,503	5,122
Pension funds’ shortfall funding	(40)	(40)	(78)
Net interest paid	(326)	(276)	(537)
Tax paid	(547)	(620)	(1,245)
Dividends paid to non-controlling interests	(106)	(94)	(147)
Cash generated from operations	970	473	3,115
Restructuring costs	(220)	(115)	(452)
Non-tobacco litigation: Fox River	(2)	(9)	(17)
Tobacco litigation: Quebec (deposit)	(130)	(114)	(242)
Dividends and other appropriations from associates	465	324	985
Free cash flow	1,083	559	3,389
Dividends paid to shareholders	(2,179)	(1,950)	(2,910)
Net investment activities	(141)	(130)	(166)
Net flow from net investment hedges, share schemes and other	(325)	(175)	(476)
Net cash flow	(1,562)	(1,696)	(163)
External movements on net debt
Exchange rate effects*	(79)	(1,241)	(1,684)
Change in accrued interest and other	(73)	(4)	(126)
Change in net debt	(1,714)	(2,941)	(1,973)
Opening net debt	(16,767)	(14,794)	(14,794)
Closing net debt	(18,481)	(17,735)	(16,767)
* Including movements in respect of debt related derivatives.
Reconciliation of IFRS Cash Flow Statement to Alternative Cash Flow Statement
Net cash generated from operating activities (page 20)	1,706	1,054	4,610
Cash impact of adjusting items	352	238	711
Adjusted net cash generated from operating activities	2,058	1,292	5,321
Dividends paid to non-controlling interests	(106)	(94)	(147)
Net Interest paid	(326)	(276)	(537)
Net capital expenditure	(187)	(126)	(559)
Dividends from associates	(465)	(324)	(962)
Other	(4)	1	(1)
Cash generated from operations (above)	970	473	3,115
Note: Cash generated from operations at constant rates of exchange	950	473

Cash flow and net debt movements cont…

In the Group cash flow statement, presented on page 20, cash generated from operations grew by 32.4%, driven by profit from operations earned in the period (as discussed on pages 2 to 5) and a reduction in inventories. This more than offset a reduction in trade and other payables and the final quarterly payments in relation to the Quebec Class Action, discussed on page 35.

In the alternative cash flow presented on page 27, adjusted operating cash flow grew by £486 million or 32.3% to £1,989 million, largely due to the growth in adjusted profit from operations, partly offset by an increase in capital expenditure related to the expansion of South Korea production facility and investment to support the NGP portfolio. Free cash flow grew by £524 million to £1,083 million driven by the increase in adjusted operating cash flow, lower taxation payments and an increase in dividends from associates.

The conversion of adjusted operating profit to adjusted operating cash flow was 70.0% (2016: 61.3%). The ratio of free cash flow per share to adjusted diluted earnings per share grew to 43.2% (2016: 27.0%).

Below free cash flow, the principal cash outflows for the six months to 30 June 2017 comprise the payment of the prior year final dividend which was £229 million higher at £2,179 million.

During 2017, the cash outflow from net investing activities was in line with prior year reflecting the acquisitions completed in the period.

The other net flows in 2017 principally relate to shares purchased by the employee share ownership trusts and cash flows in respect of certain derivative financial instruments.

These flows resulted in a net cash outflow of £1,562 million (2016: £1,696 million).  After taking account of other changes, especially exchange rate movements, total net debt was £18,481 million at 30 June 2017 (30 June 2016: £17,735 million and 31 December 2016: £16,767 million).

(b) Net debt
The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current available-for-sale investments.  The maturity profile of net debt is as follows:

	6 months to		Year to
	30.6.17	30.6.16	31.12.16
	£m	£m	£m
Net debt due within one year:
Borrowings	5,822	5,343	3,007
Related derivatives	114	(215)	(498)
Cash and cash equivalents	(2,019)	(1,882)	(2,204)
Current available-for-sale investments	(26)	(61)	(15)
	3,891	3,185	290
Net debt due beyond one year:
Borrowings	15,085	14,888	16,488
Related derivatives	(495)	(338)	(11)
	14,590	14,550	16,477

Total net debt	18,481	17,735	16,767

The Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

Cash flow and net debt movements cont…

(c) IFRS cash generated from operations
The cash generated from operating activities in the IFRS cash flows on page 20 includes the following items:

	6 months to		Year to
	30.6.17	30.6.16	31.12.16
	£m	£m	£m

Profit from operations	2,574	2,213	4,655
Adjustments for:
Depreciation, amortisation and impairment	346	253	607
Decrease/(Increase) in inventories	539	118	(638)
(Increase)/Decrease in trade and other receivables	(151)	219	87
Increase in amounts receivable in respect of the Quebec Class Action	(130)	(114)	(242)
(Decrease)/Increase in trade and other payables	(1,312)	(1,323)	428
Decrease in net retirement benefit liabilities	(36)	(81)	(145)
(Decrease)/Increase in provisions for liabilities and charges	(74)	2	141
Other non-cash items	32	63	–
Cash generated from operations	1,788	1,350	4,893

(d) IFRS net cash and cash equivalents
The net cash and cash equivalents in the IFRS Group cash flow statement on page 20 comprise:

	6 months to		Year to
	30.6.17	30.6.16	31.12.16
	£m	£m	£m

Cash and cash equivalents per balance sheet	2,019	1,882	2,204
Overdrafts and accrued interest	(609)	(422)	(553)
Net cash and cash equivalents	1,410	1,460	1,651

(e) Liquidity
The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits.

Historically, the Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 30 June 2017, the average centrally managed debt maturity of bonds was 8.5 years (30 June 2016: 7.4 years; 31 December 2016: 8.2 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 19.7% (30 June 2016: 17.8%; 31 December 2016: 18.1%).

In April 2017, the Group arranged short term bilateral facilities with some of its core banks for a total amount of approximately £1.6 billion equivalent. These facilities strengthen the Group’s liquidity position and provide alternative sources of cost-effective short-term funding.

In June 2017, the Group repaid US$600 million and €1,250 million bonds at maturity.

In July 2017, following the shareholder vote and successful closing of the merger deal with Reynolds the Group drew on its acquisition facility provided by a syndicate of relationship banks: two bridge facilities of US$15 billion and US$5 billion maturing in 2018 and 2019 respectively (each with two six months extensions at BAT’s option), US$2.5 billion term loan maturing in 2020 and US$2.5 billion term loan maturing in 2022. The Group intends to refinance the bridge facilities through debt issuance in the capital market in due course.

Cash flow and net debt movements cont…

In addition, effective from closing date, the Group increased its liquidity backstop with a new two-tranche £5.7 billion revolving credit facility, which consists of a 364-day revolving credit facility of £2.84 billion (with a one year extension and one year term out option), and a £2.84 billion revolving credit facility maturing in 2021. They replace the Group’s £3 billion revolving credit facility, which was undrawn as at 30 June 2017. The Group has also increased its US and euro commercial paper programmes from US$3 billion to US$4 billion and from £1 billion to £3 billion respectively to accommodate the liquidity needs of the enlarged Group. At 30 June 2017, £1,432 million of commercial paper was outstanding (30 June 2016: £1,705 million; 31 December 2016: £254 million).

On 19 July 2016, the Group exercised the make-whole provision for its US$700 million bond originally issued in 2008 pursuant to rule 144A. The bond was redeemed on 18 August 2016, prior to its original maturity date of 15 November 2018. This was undertaken to manage the Group’s debt maturity profile, decrease future refinancing risk and reduce the on-going interest expense.

RELATED PARTY DISCLOSURES
Other than as previously included in this announcement, there were no other material changes in related parties or related party transactions. The Group’s related party transactions and relationships for 2016 were disclosed on page 140 of the Annual Report for the year ended 31 December 2016.

FOREIGN CURRENCIES
The principal exchange rates used were as follows:

	Average			Closing
	30.6.17	30.6.16	31.12.16	30.6.17	30.6.16	31.12.16

Australian dollar	1.670	1.954	1.824	1.693	1.795	1.707
Brazilian real	4.006	5.308	4.740	4.304	4.283	4.022
Canadian dollar	1.681	1.907	1.795	1.687	1.736	1.657
Euro	1.163	1.284	1.224	1.139	1.203	1.172
Indian rupee	82.766	96.300	91.022	83.961	90.227	83.864
Japanese yen	141.509	159.892	147.466	145.950	137.142	144.120
Russian rouble	73.005	100.639	91.026	76.987	85.391	75.429
South African rand	16.632	22.075	19.962	17.019	19.577	16.898
US dollar	1.260	1.433	1.355	1.299	1.337	1.236

OTHER CHANGES IN THE GROUP
On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of Reynolds not already owned by the Group for a consideration of £41.7 billion. Reynolds shareholders received, for each share of Reynolds common stock, US$29.44 in cash, without interest, and 0.5260 BAT ordinary shares which shall be represented by BAT ADSs listed on the New York Stock Exchange.

Reynolds ceased to be reported as an associate and will be consolidated as a wholly owned subsidiary as at the acquisition date.

IFRS 3 requires certain disclosures for material transactions, even if those transactions were completed after the balance sheet date. Given the short period of time since acquisition all estimates provided in relation to the disclosures are deemed to be provisional and will be updated in due course as permitted under IFRS 3.

The fair value table below, stated at the exchange rates ruling at the date of the transaction, has been based on available management information and work is continuing in respect of the fair value exercise and the necessary adjustments to determine acquired book values. The values shown in the table below are therefore provisional and the full table will be presented and updated in due course as permitted by IFRS 3.

Provisional values:

	Book values	Fair value adjustments	Estimated fair value
	£m	£m	£m
Intangible assets	22,555	45,523	68,078
Property, plant and equipment	989	–	989
Trade and other receivables	379	–	379
Inventories	1,167	540	1,707
Cash and cash equivalents	1,345	–	1,345
Borrowings	(10,053)	(1,196)	(11,249)
Retirement benefit liabilities	(1,103)	–	(1,103)
Deferred tax liabilities	(7,498)	(18,229)	(25,727)
Trade and other payables	(1,566)	–	(1,566)
Other provisions for liabilities and charges	(1,486)	–	(1,486)
Net identifiable assets acquired	4,729	26,638	31,367
Goodwill			40,659
Total			72,026
Being:
Consideration paid to Reynolds shareholders (57.8%)			41,717
Value attributable to BAT shareholding (42.2%)			30,309
Total			72,026

If the acquisition had occurred on 1 January 2017, before accounting for anticipated synergy and restructuring benefits, it is currently estimated that Group revenue would have been £12,638 million and Group profit from operations would have been £4,081 million for the 6 months to 30 June 2017. This is after charging £26 million for the amortisation of acquired intangibles, an uplift to the fair value of inventory of £540 million and £212 million in respect of integration and acquisition costs.

During 2017, the Group acquired certain tobacco assets from Bulgartabac Holding AD in Bulgaria. The Group also acquired Winnington Holdings AB in Sweden and certain assets from Must Have Limited in the UK, including the electronic cigarette brand ViP. The financial impact of these transactions to the Group were immaterial individually and in aggregate.

EARNINGS PER SHARE
Basic earnings per share were 15.3% lower at 121.8p (2016: 143.8p) as the prior year benefited from the sale by Reynolds of the international rights to Natural American Spirit. Adjusted diluted earnings per share increased by 21.0% to 134.4p (2016: 111.1p), principally as a result of adjusted operating profit growth, higher adjusted profit from associates and the translational foreign exchange tailwind. At constant rates, adjusted diluted earnings per share increased by 6.2% to 118.0p (2016: 111.1p).

	6 months to		Year to
	30.6.17	30.6.16	31.12.16
	pence	pence	pence
Earnings per share
- basic	121.8	143.8	250.2
- diluted	121.4	143.4	249.2
Adjusted earnings per share
- basic	134.9	111.4	248.4
- diluted	134.4	111.1	247.5
Headline earnings per share
- basic	126.4	99.5	205.6
- diluted	126.0	99.2	204.8

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 2/2015 ‘Headline Earnings’, as issued by the South African Institute of Chartered Accountants.

Adjusted diluted earnings per share and adjusted diluted earnings per share at constant rates of exchange are calculated by taking the following adjustments into account (see pages 24 to 26):

	6 months to		Year to
	30.6.17	30.6.16	31.12.16
	pence	pence	pence

Unadjusted diluted earnings per share	121.4	143.4	249.2
Effect of restructuring and integration costs	5.1	7.1	27.5
Effect of amortisation of trademarks and similar intangibles	6.4	2.6	6.3
Effect of South Korea sales tax challenge	–	–	2.6
Effect of Fox River	–	1.1	1.1
Effect of associates’ adjusting items	(1.2)	(45.1)	(48.3)
Effect of adjusting items in net finance costs	2.7	(1.1)	5.8
Effect of adjusting items in respect of deferred taxation	–	3.1	3.3
Adjusted diluted earnings per share	134.4	111.1	247.5
Effect of exchange rate movements	(16.4)
Adjusted diluted earnings per share (at constant rates)	118.0

Earnings Per Share cont…

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	6 months to		Year to
	30.6.17	30.6.16	31.12.16
	pence	pence	pence

Unadjusted diluted earnings per share	121.4	143.4	249.2
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets	3.2	1.2	4.9
Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(0.4)	–	(1.6)
Effect of share of associates’ gain on disposal of held-for-sale assets	1.8	(44.6)	(47.1)
Effect of issue of shares and change in shareholding in associate	–	(0.7)	(0.6)
Other	–	(0.1)	–
Diluted headline earnings per share	126.0	99.2	204.8

The earnings per share are based on:

	30.6.17		30.6.16		31.12.16
	Earnings	Shares	Earnings	Shares	Earnings	Shares
	£m	m	£m	m	£m	m
Earnings per share
- basic	2,261	1,858	2,671	1,858	4,648	1,858
- diluted	2,261	1,863	2,671	1,863	4,648	1,865
Adjusted earnings per share
- basic	2,505	1,858	2,070	1,858	4,615	1,858
- diluted	2,505	1,863	2,070	1,863	4,615	1,865
- diluted, at constant rates	2,198	1,863
Headline earnings per share
- basic	2,346	1,858	1,849	1,858	3,819	1,858
- diluted	2,346	1,863	1,849	1,863	3,819	1,865

DIVIDENDS

Declaration
The Board has declared an interim dividend of 56.5 pence per ordinary share of 25p for the six months ended 30 June 2017. The interim dividend will be payable on 28 September 2017 to shareholders registered on either the UK main register or the South Africa branch register on 18 August 2017 (the record date). For holders of ADSs listed on the NYSE, the record date is also 18 August 2017 with a payment date of 3 October 2017. The equivalent interim dividend receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on 28 September 2017. A fee of USD0.01 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the BAT American Depositary Receipt (“ADR”) programme in respect of this dividend.

Key Dates
In compliance with the requirements of the London Stock Exchange (“LSE”), the NYSE and Strate, the electronic settlement and custody system used by the JSE Limited (“JSE”), the following salient dates for the payment of the interim dividend are applicable:

Event	Date 2017
Last Day to Trade (“LDT”) cum dividend (JSE)	Tuesday 15 August
Shares commence trading ex dividend (JSE and NYSE)	Wednesday 16 August
Shares commence trading ex dividend (LSE)	Thursday 17 August
Record date (JSE, LSE and NYSE)	Friday 18 August
Payment date (LSE and JSE)	Thursday 28 September
ADS Payment date (NYSE)	Tuesday 3 October
No removal requests permitted between the UK main register and the South Africa branch register	Thursday 27 July to Friday 18 August (inclusive)
No transfers permitted between the UK main register and the South Africa branch register; no shares may be dematerialised or rematerialised	Wednesday 16 August to Friday 18 August (inclusive)

As the Group reports in sterling, dividends are declared and payable in sterling except for shareholders on the branch register in South Africa whose dividends are payable in rand.  A rate of exchange of £:R = 17.00160 as at 25 July 2017 (the closing rate on that date as quoted by Bloomberg), results in an equivalent interim dividend of 960.59040 SA cents per ordinary share.

South Africa Branch Register: Dividends Tax Information
South Africa Dividends Tax (at a rate of 20%), equivalent to 192.11808 SA cents per ordinary share, will be withheld from the gross interim dividend paid to shareholders on the South Africa branch register, unless a shareholder qualifies for an exemption.  After Dividends Tax has been withheld, the net dividend will be 768.47232 SA cents per ordinary share.  The interim dividend is regarded as a ‘foreign dividend’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the Country of Income Source (“COIN”) for the payment of the interim dividend is the United Kingdom.

At the close of business on 25 July 2017 (the latest practicable date prior to the date of the declaration of the interim dividend), British American Tobacco p.l.c. (the “Company”) had a total of 2,293,506,044 ordinary shares in issue (excluding treasury shares). The Company held 162,645,590 ordinary shares in treasury giving a total issued share capital of 2,456,151,634 ordinary shares.

British American Tobacco p.l.c. is registered with the South African Revenue Service (SARS) with tax reference number 9378193172.

For the avoidance of doubt, Dividends Tax and the information provided above is of only direct application to shareholders on the South Africa branch register. Shareholders on the South Africa branch register should direct any questions regarding the application of Dividends Tax to Computershare Investor Services Proprietary Limited, contact details for which are given in the ‘Corporate Information’ section below.

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS
The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries, as described in Note 28 to the 2016 Annual Report and Accounts, pages 141 to 150. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgment. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.

While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

Taxes
The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes.

The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that may proceed to litigation in a number of countries including Brazil, South Africa and Netherlands. A dispute in Bangladesh, which proceeded to litigation in 2014, is on–going, whilst the Group is appealing the ruling in respect of sales taxes and penalties in South Korea.

Group litigation
Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, an appeal will be made. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

In respect of the two class actions against the Group’s subsidiary Imperial Tobacco Canada (“ITCAN”) in Quebec, in 2015 the Quebec Court of Appeal upheld the Order for Security, of which ITCAN’s share is CAD $758 million. During the period ended 30 June 2017, ITCAN made the final two quarterly deposits (£130 million, CAD $216 million) to the Court escrow account as required by the judgment. ITCAN continues to retain strong legal grounds to appeal the original judgment. No charge against profit has been made with regards to the deposit, as ITCAN continues to assess that the deposits are fully recoverable upon a successful appeal of the original judgment.

Contingent liabilities and financial commitments cont…

Georgian Competition Claim
In July 2016, OGT Ltd (“OGT”), a Georgian tobacco manufacturer, filed a claim in the Tbilisi City Court against British American Tobacco Georgia Limited (“BAT Georgia”), BAT Georgia’s Representative Office in Tbilisi, and BAT Georgia’s exclusive distributor in Georgia alleging anti-competitive practices. BAT Georgia denied the allegations. In January 2017, OGT filed a revised pleading claiming damages of approximately US$101 million. BAT Georgia and its Representative Office filed a revised defence again denying the allegations and bringing a counterclaim. On 10 February 2017, judgment was entered against BAT Georgia for US $100,537,172, and dismissing BAT Georgia’s counterclaim. On 8 June 2017, the Tbilisi Court of Appeals overturned the judgment against BAT Georgia, but upheld the dismissal of BAT Georgia’s counterclaim. It is open to OGT to seek to appeal to the Georgian Supreme Court.

Summary
Having regard to all these matters, with the exception of Fox River, the Group (i) does not consider it appropriate to make any provision or charge in respect of any pending litigation and (ii) does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition.

Full details of the litigation against Group companies and tax disputes as at 31 December 2017 will be included in the Annual Report for the year ended 31 December 2017. There were no material developments in 2016 that would impact on the financial position of the Group.

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER
The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (“HMRC”) in the FII GLO. There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. Full details are provided in the 2016 Annual Report and Accounts, note 6(b), page 105.

The original claim was filed in 2003. The trial of the claim was split broadly into issues of liability and quantification. The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld. The outcome of the Court of Appeal has not reduced the estimated receivable. Permission has been sought by HMRC to appeal almost all issues on which it was unsuccessful to the Supreme Court.

During 2015, HMRC paid to the Group a gross amount of £1,224 million in two separate payments. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. The second payment in November 2015 followed the introduction of a new 45% tax on the interest component of restitution claims against HMRC. HMRC held back £261 million from the second payment contending that it represents the new 45% tax on that payment, leading to total cash received by the Group of £963 million. Actions challenging the legality of the withholding of the 45% tax have been lodged and the Group’s appeal is proceeding as the lead case from those appeals. The First Tier Tribunal found in favour of HMRC in July 2017 and the Group will now seek permission to appeal to the Upper Tribunal.

Franked Investment Income Group Litigation Order cont…

Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period in respect of the receipt which, net of the deduction by HMRC, is held as deferred income. Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £12 million for the six months to 30 June 2017 (30 June 2016: £12 million, 31 December 2016: £25 million) accruing on the balance, which was also treated as an adjusting item.

FAIR VALUE MEASUREMENTS AND VALUATION PROCESSES
The Group held certain financial instruments at fair value at 30 June 2017. The definitions and valuation techniques employed for these as at 30 June 2017 are consistent with those used at 31 December 2016 and disclosed in Note 23 on pages 132 to 135 of the 2016 Annual Report:

-	Level 1 financial instruments are traded in an active market and fair value is based on quoted prices at the period end.

-
Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

-
The fair values of level 3 financial instruments have been determined using a valuation technique where at least one input (which could have a significant effect on the instrument’s valuation) is not based on observable market data. The Group’s level 3 financial instruments primarily consist of an equity investment in an unquoted entity which is valued using the discounted cash flows of estimated future dividends.

While the carrying values of assets and liabilities at fair value have changed since 31 December 2016, the Group does not consider the movements in value to be significant, and the categorisation of these assets and liabilities in accordance with the disclosure requirements of IFRS 7 has not materially changed. The values of level 1 assets and level 3 assets are not material to the Group and were £26 million and £44 million respectively at 30 June 2017 (30 June 2016: £61 million and £42 million respectively and 31 December 2016: £15 million and £43 million respectively).

Level 2 assets and liabilities are shown below.

	30.6.2017	30.6.2016	31.12.2016
	Level 2 £m	Level 2 £m	Level 2 £m
Assets at fair value
Derivatives relating to
– interest rate swaps	209	349	252
– cross–currency swaps	528	501	540
– forward foreign currency contracts	151	345	179
Assets at fair value	888	1,195	971
Liabilities at fair value
Derivatives relating to
– interest rate swaps	212	120	104
– cross–currency swaps	132	212	174
– forward foreign currency contracts	209	728	390
Liabilities at fair value	553	1,060	668

The fair value of borrowings is estimated to be £21,718 million (30 June 2016: £19,586 million and 31 December 2016: £20,592 million) and has been determined using quoted market prices or discounted cash flow analysis. The value of other assets/liabilities held at amortised cost are not materially different from their fair values.

NOTES AND ADDITIONAL INFORMATION
British American Tobacco is one of the world’s leading consumer products businesses, with brands sold in more than 200 markets. We have five Global Drive Brands-Dunhill, Kent, Lucky Strike, Pall Mall and Rothmans - and over 200 brands in our portfolio, including a growing portfolio of Next Generation Products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

Forward looking statements
This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the failure to realize contemplated synergies and other benefits from mergers and acquisitions, including the merger of RAI and BAT; the effect of mergers, acquisitions and divestitures, including the merger of RAI and BAT, on BAT’s operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Nothing in this document should be construed as a profit forecast. Readers are cautioned not to place undue reliance on such forward-looking statements.

Additional information concerning these and other factors can be found in BAT’s and RAI’s filings with the U.S. Securities and Exchange Commission (“SEC”), including RAI’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s registration statement on Form F-4, which was declared effective by the SEC on June 14, 2017, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Notes and Additional Information cont….

Non-solicitation
This announcement does not constitute an offer or the solicitation of an offer to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. shares or other securities, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the registration requirement under Section 5 of the Securities Act.

PUBLICATION OF HALF-YEAR REPORT
This Half-Year Report is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations.  It may be viewed and downloaded from our website www.bat.com.

Copies of the announcement may also be obtained during normal business hours from: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; and (3) British American Tobacco Publications, as below.

ANNUAL REPORT: Statutory Accounts
The information for the year ended 31 December 2016 does not constitute statutory accounts as defined in s434 of the Companies Act 2006. A copy of the statutory accounts for that year 2016 has been delivered to the Registrar of Companies. The auditor’s report on the 2016 accounts was unmodified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of the Companies Act 2006.

Paul McCrory
Secretary
26 July 2017

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

Thursday 22 February 2018	Preliminary Statement 2017

CALENDAR FOR THE INTERIM DIVIDEND 2017

2017
Thursday 27 July
Declaration of interim dividend: amount of dividend per ordinary share in both sterling and rand; applicable exchange rate and conversion date – Tuesday 25 July 2017; plus additional applicable information as required in respect of South Africa Dividends Tax*.

Thursday 27 July to Friday 18 August
From the commencement of trading on Thursday 27 July 2017 to Friday 18 August 2017 (inclusive), no removal requests in either direction between the UK main register and the South Africa branch register will be permitted.

Tuesday 15 August	Last Day to Trade or LDT (JSE)
Wednesday 16 August to Friday 18 August
From the commencement of trading on Wednesday 16 August 2017 to Friday 18 August 2017 (inclusive), no transfers between the UK main register and the South Africa branch register will be permitted; no shares may be dematerialised or rematerialised.

Wednesday 16 August	Ex-dividend date (JSE and NYSE)
Thursday 17 August	Ex-dividend date (LSE)
Friday 18 August	Record date (LSE, JSE and NYSE)
Thursday 7 September	Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (UK main register only)
Thursday 28 September	Payment date (sterling and rand)
Tuesday 3 October	ADS payment date (US dollars)

*	Details of the applicable exchange rate and the South Africa Dividends Tax information can be found under the heading ‘Dividends’ on page 34.

PROPOSED DATES FOR THE SECOND INTERIM DIVIDEND PAYMENT AND QUARTERLY DIVIDEND PAYMENTS FOR THE YEAR ENDING 31 DECEMBER 2017

Event	Second Interim dividend	Quarterly Dividend Payments
		Payment Number 1	Payment Number 2	Payment Number 3	Payment Number 4
Ex–dividend date (JSE)	27 Dec 2017	20 Mar 2018	27 Jun 2018	3 Oct 2018	24 Dec 2018
Ex–dividend date (LSE and NYSE)	28 Dec 2017	22 Mar 2018	28 Jun 2018	4 Oct 2018	27 Dec 2018
Record date	29 Dec 2017	23 Mar 2018	29 Jun 2018	5 Oct 2018	28 Dec 2018
Payment date (Ordinary Shares)	8 Feb 2018	9 May 2018	8 Aug 2018(1)	15 Nov 2018	7 Feb 2019
Payment date (ADSs)	13 Feb 2018	14 May 2018	13 Aug 2018	20 Nov 2018	12 Feb 2019

Notes:

(1)
This date represents a change to the date of 9 August 2018 previously announced on 26 April 2017 due to a public holiday in South Africa on that date.  The other dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables.  Any confirmed changes to the dates will be announced.

(2)
A full timetable of the salient dates for the second interim dividend will be announced in December 2017 and a full timetable for the quarterly dividend payments will be included in the Preliminary Results Announcement in February 2018.

CORPORATE INFORMATION

Premium listing
London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)
Computershare Investor Services PLC
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK
tel: 0800 408 0094; +44 370 889 3159
Share dealing tel: 0370 703 0084 (UK only)
Your account: www.computershare.com/uk/investor/bri
Share dealing: www.computershare.com/dealing/uk
Web–based enquiries: www.investorcentre.co.uk/contactus

Secondary listing
JSE (Share Code: BTI)
Shares are traded in electronic form only and transactions settled electronically through Strate.
Computershare Investor Services Proprietary Limited
PO Box 61051, Marshalltown 2107, South Africa
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

American Depositary Shares (“ADSs”)
NYSE (Symbol: BTI; CUSIP Number: 110448107)
BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c. Citibank, N.A. is the depositary bank for the sponsored ADR programme.
Citibank Shareholder Services
PO Box 43077, Providence, Rhode Island 02940–3077, USA
tel: 1–888–985–2055 (toll–free) or +1 781 575 4555
email enquiries: citibank@shareholders–online.com
website: www.citi.com/dr

Publications
British American Tobacco Publications
Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK
tel: +44 20 7511 7797; facsimile: +44 20 7540 4326
e–mail enquiries: bat@team365.co.uk or
The Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c.
Registered office
Globe House
4 Temple Place
London
WC2R 2PG
tel: +44 20 7845 1000

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.
Representative office in South Africa
Waterway House South
No 3 Dock Road, V&A Waterfront
Cape Town 8000
South Africa
(PO Box 631, Cape Town 8000, South Africa)
tel: +27 21 003 6576